July 11, 2023

Division of Corporation Finance U.S. Securities & Exchange Commission 100 F Street, NE Washington, D.C. 20549

Re:	Tuya Inc. Form 20-F for the Year Ended December 31, 2022 Filed April 26, 2023 File No. 001-40210
Attn:	Office of Technology

VIA EDGAR

Dear Tyler Howes, Christopher Dunham, Melissa Kindelan and Christine Dietz:

Tuya Inc. (the “Company”) acknowledges receipt of a comment letter from the staff (the “Staff”) of the Securities and Exchange Commission dated June 15, 2023 (the “Comment Letter”) with respect to the Company’s Form 20-F for the fiscal year ended December 31, 2022.

The Company has carefully reviewed and considered the Staff’s comments and is in the process of preparing responses to these comments. The Company respectfully advises the Staff that since it needs additional time to prepare thorough and sufficient responses to the Comment Letter, the Company respectfully requests an extension of the deadline for its responses. The Company expects to provide its responses to the comments regarding “Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections” by July 14, 2023 and provide its responses to the comments regarding the Investment Company Act of 1940 by August 4, 2023.

Further, the Company respectfully requests the addition of Mr. Xiaolang Chai, the Company’s capital market director, as a contact person for the Company’s future correspondence with the Staff. The Staff may contact Mr. Chai by telephone by +86 138-1700-4321 or via email at chaixl@tuya.com.

Should you have any questions regarding the foregoing or require any additional information, please do not hesitate to contact the undersigned by telephone at +86 138-1076-1057 or via email at jessie@tuya.com or Li He of Davis Polk & Wardwell LLP at +852-2533-3306 or via email at li.he@davispolk.com.

Sincerely yours,
Tuya Inc.
By:	/s/ Yao (Jessie) Liu
Name: Yao (Jessie) Liu Title: Chief Financial Officer

cc:	Li He Davis Polk & Wardwell LLP